UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

ONDAS HOLDINGS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68236H 10 5

(CUSIP Number)

ROBERT J. SMITH

13650 Fiddlesticks Blvd.

Suite 202-324

Ft. Myers, FL 33912

(417) 849-1005

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236H 10 5	Page 2 of 8 Pages

1.		Name of Reporting Person. Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds OO - Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,389,363
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 17,389,363
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,389,363
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 28.33%
14.		Type of Reporting Person IN

CUSIP No. 68236H 10 5	Page 3 of 8 Pages

1.		Name of Reporting Person. Energy Capital, LLC, an entity solely owned by Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,389,363
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 17,389,363
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,389,363
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 28.33%
14.		Type of Reporting Person OO

CUSIP No. 68236H 10 5	Page 4 of 8 Pages

Explanatory Note:

This amendment is being filed to include 2,112,621 shares of common stock underlying the Investor Warrant (as defined below) in the shares beneficially owned by each reporting person as the Investor Warrant is exercisable within 60 days of this amendment.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, of Ondas Holdings Inc., a Nevada corporation (the “Company” or “Issuer”). The address of the principal executive office of the Company is 165 Gibraltar Court, Sunnyvale, CA 94089.

Item 2.	Identity and Background.

(a) Names: Robert J. Smith, individually, and Energy Capital, LLC, a Florida limited liability company (“Energy Capital”), an entity solely owned by Mr. Smith (the “Reporting Persons”).

(b) Residence or Business Address of Reporting Persons:

13650 Fiddlesticks Blvd., Suite 202-324, Ft. Myers, FL 33912.

(c) Present principal occupation or employment of Reporting Persons: Business development and investments.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Citizenship: Mr. Smith is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

PF-Personal Funds OO-Other

Acquisition of Shares of Ondas Holdings Inc. by Energy Capital, LLC

On May 22, 2018, the sole officer, director and majority shareholder of the Issuer, formerly known as Zev Ventures Incorporated, sold 3,500,000 shares of common stock to Energy Capital for $0.124 per share, or an aggregate purchase price of $434,000, which resulted in a change of control. In addition, Energy Capital purchased 865,150 shares of common stock from various non-affiliated shareholders for $0.016482 per share, or an aggregate purchase price of $14,259. After the transactions, Energy Capital owned 4,365,150 shares, or approximately 75.78%, of the 5,760,000 shares of common stock issued and outstanding on that date.

On August 13, 2018, the Issuer affected a forward stock split of its outstanding shares of common stock on a 10 for 1 basis. On the pay date of August 14, 2018, the Reporting Person was issued 39,286,350 shares of common stock in payment of the forward stock split resulting in an adjusted ownership of 43,51,500 shares of common stock of the Issuer.

CUSIP No. 68236H 10 5	Page 5 of 8 Pages

Repurchase of Shares by the Issuer

On September 28, 2018, in connection with the acquisition of Ondas Networks Inc. by the Issuer, the Issuer entered into a Common Stock Repurchase Agreement with Energy Capital pursuant to which Energy Capital sold an aggregate of 32,600,000 shares of common stock, or the Repurchase Shares, to the Issuer at $0.0001 per share, for an aggregate consideration of $3,260, resulting in an adjusted ownership by Energy Capital of 6,686,350 shares of common stock of the Issuer.

Conversion of Debt

On September 28, 2018, in connection with the acquisition of Ondas Networks Inc. by the Issuer, the Issuer entered into a loan and security agreement with Energy Capital wherein Energy Capital made available to the Issuer a loan in the aggregate principal amount of up to $10 million (the “Loan”). Between January 29 and August 13, 2019, the Issuer and Energy Capital entered into a series of secured term promissory notes under the Loan for an aggregate of $10 million.

On September 27, 2019, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with certain purchasers (the “Investors”), which provided for the sale of Units at a price of $2.50 per Unit. Each Unit consisted of one share of common stock of the Issuer and one-half of one warrant to purchase one share of common stock at an exercise price of $3.25 per share for a period commencing six months and ending 36 months after the closing date (the “Investor Warrants”). In connection with the Initial Closing on September 27, 2019, the loan and security agreement with Energy Capital, with an aggregate of $10,563,104.16 principal and interest outstanding, was converted into an aggregate of 4,225,242 Units, and the debt owed under the Loan was extinguished. As a result, the Loan terminated pursuant to its terms. The Reporting Persons’ ownership includes the 2,112,621 shares of common stock underlying the Investor Warrant.

The Reporting Persons currently owns an aggregate of 17,389,363 shares of common stock of the Issuer including 15,276,742 shares of common stock and 2,112,621 shares of common stock underlying the Investor Warrant.

Item 4.	Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 68236H 10 5	Page 6 of 8 Pages

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons own 17,389,363 shares of common stock of the Issuer, including 15,276,742 shares of common stock and 2,112,621 shares of common stock underlying an Investor Warrant owned by Energy Capital. The percentage of class for the Reporting Persons of 28.33% is based on 61,360,706 shares that would be outstanding if the Investor Warrant was exercised sixty (60) days after January 27, 2020. Mr. Smith, as the sole owner of Energy Capital, exercises voting and dispositive power over all such shares.

(b) Mr. Smith has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 17,389,363 shares of the Issuer’s shares of common stock owned directly or beneficially by him. (See Rows 7-10 of page 2 herein.)

(c) Please see Item 3 above for the description of the transactions relative to the shares acquired by the Reporting Persons.

(d) The Reporting Persons knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 68236H 10 5	Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Document
4.1	Form of Investor Warrant (incorporated herein by reference to Exhibit 4.1 to Ondas Holdings Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 1, 2019 (File No. 000-56004)).
10.0	Common Stock Repurchase Agreement dated as of September 28, 2018 between Zev Ventures Incorporated and Energy Capital, LLC (incorporated by reference to Exhibit 10.2 to Ondas Holdings Inc.’s Current Report on Form 8-K filed with the SEC on October 4, 2018 (File No. 333-205271)).
10.1	Loan and Security Agreement, by and between Zev Ventures Incorporated and Energy Capital, LLC, dated as of September 28, 2018 (incorporated by reference to Exhibit 10.9 to Ondas Holdings Inc.’s Current Report on Form 8-K filed with the SEC on October 4, 2018 (File No. 333-205271)).
10.2	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to Ondas Holdings Inc.’s Current Report on Form 8-K filed with the SEC on October 1, 2019 (File No. 000-56004)).

CUSIP No. 68236H 10 5	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2020	By:	/s/ Robert J. Smith
Robert J. Smith, individually, and as
Sole Owner/Member of Energy Capital, LLC